Apex Critical Metals Identifies 1.8km Trend of Anomalous Niobium

Mineralization, CAP Project

-- Highest outcrop assay recorded to-date assayed 3.33% Nb2O5

Vancouver, BC / November 12, 2024 / Apex Critical Metals Corp. (CSE: APXC) (OTCQB: APXCF) (FWB: KL9) ("Apex" or the "Company"), an exploration company focused on developing high potential resource sector projects, is pleased to announce results of its 2024 field exploration program at the Cap Project located north-west of Prince George, British Columbia. The project is within a region informally known as the "Rocky Mountain Rare Metal Belt." The Cap Project covers a large carbonatite complex, which is considered highly prospective for both niobium and are earth element (REE) mineralization.

Highlights include:

• 3.33% Nb2O5 in outcrop with four (4) additional outcrop samples assaying between 0.16% to 0.50% Nb2O5. Two mineralized carbonatite outcrops discovered are separated by approximately 250 meters.

• 1.79% and 1.45% Nb2O5 returned from carbonatite boulders

• Distinct niobium anomaly discovered from soil sampling, situated along an interpreted trend of known mineralized carbonatite outcrops and coincident radiometric anomaly.

o Elevated rare earth oxide ("REO") values also identified with one soil sample assaying 1.21% REO and three (3) additional samples assaying between 0.33% and 0.34% REO.

• Stream concentrate sampling proved an effective exploration tool with four (4) samples returning > 275 ppm to 360 ppm Niobium, coincident with anomalous soil zones and mineralized rock samples.

The 2024 summer exploration program was completed during July 2024, with a total of 32 rock samples, 373 soil samples and 26 stream concentrate samples collected. The objectives were to validate and expand upon previously identified niobium mineralization from historical surface samples and drilling in 2017, which intersected 0.51% Nb2O5 over 4.01 meters (CAP17-004).

All assay results from the 2024 program have been received and the exploration work proved highly successful, with significant results returned from all sampling approaches. The analytical data will be utilized to generate targets for a planned 2025 drill program. Additional details can be found at https://apexcriticalmetals.com/projects/cap-project.

Sean Charland, CEO of Apex Critical Metals comments, "We are extremely encouraged with the results of our 2024 exploration program. With one rock sample in particular delivering the highest outcrop assay recorded to-date on the Property at 3.33% Nb2O5, our overall findings underscore the Project's potential. The discovery of a significant niobium soil anomaly alongside the successful mapping and sampling of additional carbonatite outcrops has notably expanded our understanding of the Cap Project. As we look ahead to planning our 2025 drill program, we are optimistic about unlocking the future potential of the Niobium mineralization at the Cap Project."

A total of seven (7) of the fourteen (14) carbonatite grab samples collected from the Cap Property during the 2024 exploration program returned niobium values exceeding 0.1% Nb2O5, with two (2) boulder samples assaying 1.45% and 1.79% Nb2O5 and one (1) outcrop sample assaying 3.33% Nb2O5. The mineralized outcrops that were mapped and sampled represent a potential strike length of up 250 m, with the largest outcrop exposed at surface over a 75 m x 5 m area, and mineralization remaining open in multiple directions (Figure 1). These rock samples also yielded elevated phosphate (P2O5), and rare earth oxides (REO) (Table 1).

Table 1. Select Mineralized Rock Sample Results from 2024 Exploration at the Cap Property

Sample ID	Type	Nb2O5%	P2O5%	REO % (1)
80130	Outcrop	3.33	0.92	0.16
80130	Boulder	1.79	0.68	0.13
80146	Float	1.45	0.35	0.09
80102	Outcrop	0.5	9.34	0.15
80136	Outcrop	0.38	3.2	0.16
80143	Outcrop	0.2	1.39	0.06
80139	Outcrop	0.16	0.59	0.08

1. Rare Earth Oxide (REO) is the summation of Ce2O3 + La2O3 + Pr2O3 + Nd2O3 + Eu2O3 + Sm2O3 + Gd2O3 + Tb2O3 + Dy2O3 + Ho2O3 + Er2O3 + Tm2O3 + Yb2O3 + Lu2O3 + Y2O3

Figure 1. 2024 Surface Rock Sampling Summary at the Cap Project.

Soil sampling at the Cap Property outlined a distinct anomalous niobium trend, extending nearly 1.8 km northwest of the known mineralization (Figure 2). The anomaly directly coincides with a radiometric anomaly historically identified from airborne geophysics. The anomaly is interpreted to be the potential extension of the newly discovered carbonatite outcrop that returned 3.33% Nb2O5. The soil sampling grid also identified highly elevated REO results with one (1) sample returning 1.21% REO and three (3) additional samples returning between 0.33% and 0.34% TREO.

In addition to the soil and rock sampling, results from stream concentrate sampling displayed elevated niobium results with four (4) samples returning values greater than 275 ppm Nb up to a maximum of 360 ppm. These anomalous samples correlate with the known mineralized outcrop and downstream of the niobium soil anomaly (Figure 2). Despite much of the Cap Project area being covered by thick soil profiles and glacial till, stream concentrate and soil sampling has proven to be an effective method for identifying mineralization in areas with limited outcrop exposure.

Figure 2. 2024 Soil Sampling Summary at the Cap Project highlighting distinct niobium trend

Quality Assurance / Quality Control

All rock samples were collected in the field using a hammer and chisel. Soil samples were collected from the presumed B horizon using a hand auger and/or geotool. Stream concentrate samples were collected by fill approximately ¾ of a 12x20 cm sample bag with stream sediment. The material was first passed through a 1/8-inch sieve yielding a fine fraction that was then processed using both 14" LeTrap plastic pans to concentrate the heavy fraction, resulting in approximately tens of grams per sample. The concentrate was then carefully transferred to a pre-labeled zip-lock sample bag with a corresponding sample book tag and sample number Locations for all sample types were obtained using a handheld GPS or tablet with samples placed in pre-labelled sample bags. Metal tags with the sample numbers and flagging tape were left at each sample location.

Samples were shipped using Manitoulin Transport to Actlabs Laboratory in Kamloops BC. Rock samples were prepped via RX1, Dry, crush (< 7 kg) up to 80% passing 2 mm, riffle split (250 g) and pulverize (mild steel) to 95% passing 105 µm. Analysis consisted of Code 8 by XRF Nb2O5, ZrO2 and Ta2O5 (0.003%), Code 8 - REE Assay, and 1A2 Au Fire Assay - AA, 30g weight, 5-5,000 ppb. Soil and stream concentrate samples were prepped using code S1-230, which requires drying (60ºC) and sieving (-63 µm). Analysis consisted of packages 4B2-STD, Lithium Borate Fusion / ICP-MS Trace Element package, and 1A2 Au Fire Assay - AA, 30g weight, 5-5,000 ppb

A Quality Assurance/Quality Control protocol was incorporated into the rock sampling program and included the insertion of two certified reference material ("CRM's) and one quartz blank representing approximately 9% of submitted samples. For the soil sampling and stream concentrate sampling, a total of five CRMs were inserted into the sample stream representing approximately 1% of the submitted samples, with the Company also relying on the internal QA/QC procedures of Actlabs.

Management cautions that prospecting surface rock samples, soil samples, stream concentrate samples and associated assays, as discussed herein, are selective by nature and represent a point location, and therefore may not necessarily be fully representative of the mineralized horizon sampled.

Qualified Person

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P. Geo., Senior Geologist for Dahrouge Geological Consulting Ltd., and a Qualified Person under NI 43-101 on standards of disclosure for mineral projects, who has prepared and reviewed the content of this press release.

Mr. Schmidt has verified all scientific and technical data disclosed in this news release including the sampling and QA/QC results, and certified analytical data underlying the technical information disclosed. Mr. Schmidt noted no errors or omissions during the data verification process. The Company and Mr. Schmidt do not recognize any factors of sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed in this news release.

About Apex Critical Metals Corp.

Apex Critical Metals Corp. is a Canadian exploration company specializing in the acquisition, exploration and development of high potential rare earth elements (REE's) and niobium properties. Apex Critical Metals is publicly listed in Canada on the CSE, under the symbol "APXC," in t he USA on the OTCQB market under the symbol "APXCF," and in Germany on the Börse Frankfurt under the symbol "KL9" or WKN: A40CCQ. You are invited to find out more at www.apexcriticalmetals.com where you can subscribe for News Alerts, watch our Video, or follow us on Facebook, X.com or LinkedIn.

On Behalf of the Board of Directors

Sean Charland

Chief Executive Officer

APEX CRITICAL METALS CORP.

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Web: https://apexcriticalmetals.com/

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This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include statements regarding the Company's plan to undertake a 2025 drill program. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including risks related to factors beyond the control of the Company, including, but not limited to, a risk that the Company may not proceed with a drill program in 2025 due to the prevailing state of the capital and labour markets, geopolitical events and the market prices for minerals. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.